Exhibit (b)(2)

AMENDMENT NO. 1

TO THE

AMENDED AND RESTATED BYLAWS

OF

BLACKROCK FLOATING RATE INCOME TRUST

This Amendment No. 1 (this “Amendment”) to the Amended and Restated Bylaws of BlackRock Floating Rate Income Trust effective as of October 28, 2016 (the “Bylaws”) is made as of November 19, 2020 in accordance with Article VII, Section 1 of the Bylaws. Capitalized terms used herein and not otherwise herein defined are used as defined in the Bylaws.

1.    Article I, Section 4 is hereby amended to read in its entirety as follows:

Section 4. Place of Meetings. Any shareholder meeting, including a special meeting, shall be held within or without the state in which the Fund was formed at such place (which shall include a meeting held solely by means of remote communications), date and time as the Directors shall designate.

2.    Article I, Section 16 is hereby amended to read in its entirety as follows:

Section 16. Records at Shareholder Meetings. The officer of the Fund who has charge of the share ledger of the Fund shall prepare and make, at least ten (10) days before every meeting of the shareholders, a complete list of the shareholders of record entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Fund. In the event that the Fund determines to make the list available on an electronic network, the Fund may take reasonable steps to ensure that such information is available only to shareholders of the Fund. If the meeting is to be held at a place, then a list of shareholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any shareholder who is present. If the meeting is to be held solely by means of remote communications, then such list shall also be open to the examination of any shareholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

3.    Article I is hereby amended to add Section 18 as follows:

Section 18. Meetings by Remote Communications.

The Directors may, in their sole discretion, determine that a meeting of shareholders may be held partly or solely by means of remote communications and to the extent so authorized, shareholders and proxyholders not physically present at a meeting of shareholders may, by means of remote communications: (a) participate in a meeting of shareholders; and (b) be deemed present in person and vote at a meeting of shareholders whether such meeting is to be held at a designated place or solely by means of remote communications. In connection with any such meeting, the Fund shall implement such measures as the Directors deem to be reasonable to verify that each person deemed present and permitted to vote at the meeting by means of remote communications is a shareholder or proxyholder and to provide such shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders. If any shareholder or proxyholder votes or takes other action at the meeting by means of remote communications, a record of such vote or other action shall be maintained by the Fund.